Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges
	Nine Months Ending 9/30/00	1999	1998	1997	1996	1995

Earnings before taxes	$ 143,200	$173,300	$464,400	$104,900	$102,700	$123,500
Add(Deduct)
Fixed Charges	19,100	24,200	31,400	38,200	33,500	31,500
Undistributed earnings of less than 50% owned companies carried at equity	(2,300)	(2,700)	(800)	(500)	(700)	(800)
Earnings available for fixed charges	$ 160,000	$194,800	$495,000	$142,600	$135,500	$154,200

Fixed charges:
Interest, including amounts capitalized	$ 15,400	$ 19,300	$ 26,400	$ 32,900	$ 26,400	$ 24,200
Proportion of rent expense deemed to represent interest factor.	3,700	4,900	5,000	5,300	7,100	7,300
Fixed Charges	$ 19,100	$ 24,200	$ 31,400	$ 38,200	$ 33,500	$ 31,500

Ratio of earnings to fixed charges	8.38	8.05	15.76	3.73	4.04	4.89